UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727925

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727925

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) HC

CUSIP No. 091727925

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 091727925

1	Names of Reporting Persons JD.com Global Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 091727925

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being jointly filed by JD.com, Inc. (“JD”), JD.com Investment Limited (“JD Investment”) and JD.com Global Investment Limited (“JD Global,” together with JD and JD Investment, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 16, 2015, as amended by Amendment No.1 to Schedule 13D filed with the SEC on June 21, 2016, Amendment No.2 to Schedule 13D filed with the SEC on September 16, 2019 and Amendment No.3 to Schedule 13D filed with the SEC on June 16, 2020 (collectively, the “Original Schedule 13D,” together with this Amendment No. 4, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is supplemented by adding the following:

As a result of the Merger, all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Reporting Persons prior to the Effective Time were cancelled, among which 10,549,714 Ordinary Shares were contributed to Parent in exchange for the right to subscribe for newly issued shares of Parent in accordance with the Support Agreement and the Interim Investors Agreement, and the remaining 6,777,887 Ordinary Shares (including Ordinary Shares represented by ADSs) were cancelled in exchange for the right to receive the merger consideration in accordance with the Merger Agreement. Accordingly, as of the date hereof, the Reporting Persons do not beneficially own any Ordinary Shares of the Issuer directly or via ADSs.

As the result of the Merger, the Issuer’s ADSs will no longer be listed on the New York Stock Exchange and the ADS program for the Ordinary Shares will terminate.

The descriptions of the Merger Agreement and the transactions contemplated thereby set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which has been filed as Exhibit 99.10 to this statement and is incorporated herein by this reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) are amended and restated as follows.

The information contained on each of the cover pages of this Amendment No. 4 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As a result of the Merger, all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Reporting Persons prior to the Effective Time were cancelled, among which 10,549,714 Ordinary Shares were contributed to Parent in exchange for the right to subscribe for newly issued shares of Parent in accordance with the Support Agreement and the Interim Investors Agreement, and the remaining 6,777,887 Ordinary Shares (including Ordinary Shares represented by ADSs) were cancelled in exchange for the right to receive the merger consideration in accordance with the Merger Agreement. Accordingly, as of the date hereof, the Reporting Persons do not beneficially own any Ordinary Shares of the Issuer directly or via ADSs.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

CUSIP No. 091727925

(c) Except as set forth under Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

(e) November 4, 2020.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 26, 2015, by and among JD.com, Inc., JD.com Investment Limited and JD.com Global Investment Limited

99.2*	Subscription Agreement, dated January 9, 2015, by and among Bitauto Holdings Limited, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited

99.3*	English translation of Business Cooperation Agreement, dated January 9, 2015, between JD.com, Inc. and Bitauto Holdings Limited

99.4*	Investor Rights Agreement, dated February 16, 2015, by and among Bitauto Holdings Limited, JD.com Global Investment Limited and Dongting Lake Investment Limited

99.5**	Subscription Agreement, dated June 6, 2016 by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Morespark Limited and Baidu Holdings Limited

99.6**	Amended and Restated Investor Rights Agreement, dated June 17, 2016, by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited

99.7	Proposal Letter from the Buyer Consortium to the board of directors of the Issuer, dated as of September 12, 2019 (incorporated herein by reference to Annex A to Exhibit 99.1 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2019).

99.8***	Support Agreement, dated September 12, 2019, by and among JD.com Global Investment Limited and the members of the Buyer Consortium.

99.9***	Deed of Irrevocable Undertaking, dated September 12, 2019, by and among JD Financial Investment Limited and the members of the Buyer Consortium.

99.10	Agreement and Plan of Merger, dated June 12, 2020, by and among the Issuer, Yiche Holding Limited and Yiche Mergersub Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 15, 2020)

99.11****	Interim Investors Agreement, dated June 12, 2020, by and among JD.com Global Investment Limited, Morespark Limited, Hammer Capital Opportunities Fund L.P., Mr. Bin Li, Yiche Holding Limited, Yiche Mergersub Limited and certain other parties thereto.

99.12****	Supplemental Deed to Deed of Irrevocable Undertaking, dated June 12, 2020, by and among JD Financial Investment Limited and the members of the Buyer Consortium.

*	Previously filed on February 26, 2015.
**	Previously filed on June 21, 2016.
***	Previously filed on September 16, 2019.
****	Previously filed on June 16, 2020.

CUSIP No. 091727925

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2020	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com Investment Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title:	Director

JD.com Global Investment Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title:	Director